September 19, 2012

Mr. Mark P. Shulman

United States Securities and Exchange Commission

Washington, DC 20549-5546

            Re:       WTTJ, Inc.

                        Registration Statement on Form S-1

                        File No. 333-181197

Dear Mr. Shulman,

Please see the answers to your comments below.

General

1.         Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

We have revised our financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

2.         Revise your document so that the disclosure is organized as set forth in Form S-1. In Part II, the item number and item description should be presented for each item in the order set forth in Form S-1. Limited portions of the Part II information are currently included in the prospectus, but in most cases the required disclosure is missing entirely.

 We have revised our disclosure to include Part II and added the required disclosures.

3.         As a related matter, you report under Item 12 of your Form 10-K for the fiscal year ended December 31, 2011, that you have nothing to report pursuant to Item 404(d) of Regulation S-K. Note 5 of the notes to your consolidated financial statements, however, reports that you funded operating expenses with non-interest bearing advances from your majority shareholder that are due on demand. Revise to provide in the appropriate part of your document all required disclosure regarding these advances. Tell us why you have not filed any agreement(s) relating to the advances as exhibits or filed written summaries of the terms of any such arrangements that were not documented in writing.

A revised opinion of counsel incorporating the change has been provided.

Inside Front Cover Page

4.         Your prospectus remains un-paginated. Please ensure each page is numbered to correspond with the table of contents. Note that pages in “Part II” of your filing (which are not part of the prospectus or customarily delivered with the prospectus) typically bear a separate pagination system (i.e. II-1, II-2 et. seq.) Revise to present the table of contents on a single page, as required. To do so, eliminate references to subsections from the table of contents.

We have revised our pagination and corrected the table of contents.

5.         We refer to prior comment 4. Revise your prospectus cover page to describe in detail the conditions that must be satisfied for the offering price of the shares to fluctuate at market prices.

We have added this disclosure to the cover page.

6.         We refer to prior comment 3. Your amended filing indicates your status as an emerging growth company on the facing page of your registration statement but not on the cover page of your prospectus. Please revise to state that you qualify as an emerging growth company on the prospectus cover page.

We have added this disclosure to the cover page.

Risk Factors

“We are not required to conduct an evaluation of the effectiveness of our internal controls at this time and have not done so...”

7.         You state that you will be required to provide management’s report on the effectiveness of your internal controls over financial reporting beginning with the “first full fiscal year after the effective date of this offering.” This statement appears inconsistent with your existing disclosure obligations and the disclosure in the December 31, 2011 Form 10-K. Revise or advise us of the basis for any belief that management’s report on the effectiveness of internal controls over financial reporting will not be required and provided in all future annual reports.

We have revised our disclosure to be consistent with the Form 10-K of December 31, 2011.  Deleted the above risk factor and added the following:

WE MAY BE EXPOSED TO POTENTIAL RISKS AND SIGNIFICANT EXPENSES RESULTING FROM THE REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting We expect to incur significant continuing costs, including accounting fees in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement requirednew or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

However, as an "emerging growth company," as defined in the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Executive Compensation

Summary Compensation Table

8.         You state that since your incorporation, no stock options or stock appreciation rights were granted to any of your directors or executive officers, that none of your directors or executive officers exercised any stock options or stock appreciation rights, and that none of them hold unexercised stock options. But the summary compensation table lists other categories of compensation and you do not include amounts in the table for those categories or state that no compensation of those types was provided.

We have added the amounts to the table.

9.         Revise your summary compensation table to name Mr. Klamka as your chief executive officer and chief financial officer and clarify the amounts of each form of his compensation for each required period.

We have revised the table to name Peter Klamka as the chief executive officer and chief financial officer and clarified each form of compensation for the required period.

Exhibit 5

10.       The opinion of counsel provided as exhibit 5 concerns unspecified outstanding shares. Please ensure that the opinion paragraph specifically addresses the l54,000 shares listed in the fee table of the registration statement and referenced throughout the prospectus.

A revised opinion of counsel incorporating the change has been provided.

Thank you for your help with our filing.

Sincerely.

WTTJ Corp.

/s/  Peter Klamka

     Peter Klamka, President